                                                Filed Pursuant to Rule 424(b)(2)
PROSPECTUS SUPPLEMENT                                 Registration No. 333-41823
------------------------------------
(TO PROSPECTUS DATED DECEMBER 18, 1997)

                                4,000,000 SHARES

                         (SOUTHTRUST CORPORATION LOGO)

                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)
                             ---------------------
     Of the 4,000,000 shares of Common Stock, par value $2.50 per share, offered hereby by SouthTrust Corporation (the "Corporation"), 800,000 shares are being offered initially outside the United States by the International Underwriter and 3,200,000 shares are being offered initially in a concurrent offering in the United States by the U.S. Underwriters, subject to transfers between the U.S. Underwriters and the International Underwriter (collectively, the "Underwriters"). Such offerings are collectively referred to as the "Offering." The price to public and underwriting discount per share will be identical for both offerings. See "Underwriting."

     The Common Stock of the Corporation is quoted on the Nasdaq National Market ("Nasdaq") under the symbol SOTR. On January 22, 1998, the last reported sale price of the Common Stock of the Corporation on Nasdaq was $55 1/8 per share.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
       COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
        PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                -----------------------------------------------------

THE SECURITIES ARE NOT SAVINGS ACCOUNTS OR BANK DEPOSITS, ARE NOT OBLIGATIONS OF OR GUARANTEED BY ANY BANKING OR NONBANKING AFFILIATE OF SOUTHTRUST CORPORATION,
   ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY AND INVOLVE INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF
                                   PRINCIPAL.

===================================================================================================================
                                                      PRICE TO             UNDERWRITING         PROCEEDS TO THE
                                                       PUBLIC              DISCOUNT(1)           CORPORATION(2)
-------------------------------------------------------------------------------------------------------------------
Per Share.....................................         $54.75                 $1.23                  $53.52
-------------------------------------------------------------------------------------------------------------------
Total(3)......................................      $219,000,000            $4,920,000            $214,080,000
===================================================================================================================

(1) The Corporation has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."
(2) Before deducting expenses payable by the Corporation estimated at $250,000.
(3) The Corporation has granted the U.S. Underwriters and the International Underwriter options to purchase up to an aggregate additional 600,000 shares of Common Stock to cover over-allotments. If all of such shares are purchased, the total Price to Public, Underwriting Discount and Proceeds to the Corporation will be $251,850,000, $5,658,000 and $246,192,000, respectively. See "Underwriting."
                             ---------------------
     The shares of Common Stock are offered by the International Underwriter, subject to prior sale, when, as and if issued to and accepted by it, and subject to certain other conditions. The International Underwriter reserves the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the shares of Common Stock will be made in New York, New York on or about January 28, 1998.
                             ---------------------

                          MERRILL LYNCH INTERNATIONAL
                             ---------------------
          The date of this Prospectus Supplement is January 22, 1998.

     The following map sets forth the banking offices of the Corporation as of September 30, 1997:

                      [MAP OF STATES AND BANKING OFFICES]

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING THE PURCHASE OF SHARES OF COMMON STOCK TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."
     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON NASDAQ IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."
     THIS PROSPECTUS SUPPLEMENT AND THE RELATED PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE COMMON STOCK IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. THE COMMON STOCK MAY NOT BE OFFERED OR SOLD IN THE UNITED KINGDOM OTHER THAN TO PERSONS WHOSE ORDINARY ACTIVITIES INVOLVE THEM IN ACQUIRING, HOLDING, MANAGING OR DISPOSING OF INVESTMENTS, WHETHER AS PRINCIPAL OR AGENT, FOR THE PURPOSES OF THEIR BUSINESSES OR OTHERWISE IN CIRCUMSTANCES THAT DO NOT CONSTITUTE AN OFFER TO THE PUBLIC IN THE UNITED KINGDOM WITHIN THE MEANING OF THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995. THIS PROSPECTUS SUPPLEMENT AND THE RELATED PROSPECTUS MAY ONLY BE ISSUED OR PASSED ON TO ANY PERSON IN THE UNITED KINGDOM IF THAT PERSON IS OF A KIND DESCRIBED IN ARTICLE 11(3) OF THE FINANCIAL SERVICES ACT 1986 (INVESTMENT ADVERTISEMENTS) (EXEMPTIONS) ORDER 1996 OR A PERSON TO WHOM THIS PROSPECTUS SUPPLEMENT AND THE RELATED PROSPECTUS MAY OTHERWISE LAWFULLY BE PASSED ON. NEITHER THIS PROSPECTUS SUPPLEMENT NOR THE RELATED PROSPECTUS MAY BE COPIED OR DISTRIBUTED OR OTHERWISE MADE AVAILABLE BY ANY RECIPIENT IN THE UNITED KINGDOM WITHOUT THE PRIOR EXPRESS CONSENT OF MERRILL LYNCH INTERNATIONAL.
     CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND
SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "SHOULD," "EXPECT," "ANTICIPATE," "ESTIMATE," "INTEND," "CONTINUE," OR "BELIEVES" OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY.

                             SOUTHTRUST CORPORATION

     SouthTrust Corporation (the "Corporation"), a bank holding company headquartered in Birmingham, Alabama, engages in a full range of banking services from over 530 banking locations in Alabama, Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The Corporation also offers a range of other services, including mortgage banking services, fiduciary and trust services and securities brokerage services. As of September 30, 1997, the Corporation had consolidated total assets of $29.8 billion, which ranked it as the largest bank holding company headquartered in Alabama.

     Effective June 2, 1997, the Corporation, pursuant to the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (the "Interstate Banking Act"), consolidated all of its banking subsidiaries, located in the states of Alabama, Florida, Georgia, North Carolina, Mississippi, Tennessee and South Carolina into its largest banking subsidiary, SouthTrust Bank of Alabama, National Association, and changed its name to SouthTrust Bank, National Association ("SouthTrust Bank"). The bank consolidation was undertaken by the Corporation in order to obtain the benefits of the Interstate Banking Act, which, subject to certain limitations, after June 1, 1997, permits qualifying bank holding companies to engage in interstate mergers and allows banks to maintain and operate branches in states other than the states where they maintain their principal place of business.

     The Corporation has pursued a strategy of acquiring banks and financial institutions throughout the major growth areas of Florida, Georgia, Mississippi, North Carolina, South Carolina and Tennessee. The purpose of this expansion is to give the Corporation business development opportunities in metropolitan markets with favorable prospects for population and per capita income growth.

     As a routine part of its business, the Corporation evaluates opportunities to acquire bank holding companies, banks and other financial institutions. In addition, in the normal course of its business, the Corporation seeks out and receives inquiries from financial institutions regarding the possible acquisition of such institutions. The Corporation routinely evaluates these opportunities. Thus, at any point in time, the number of acquisition opportunities that may be available to the Corporation, as well as the stage of development of such activity, are subject to change.

     Since January 1, 1997 through the date hereof, the Corporation or one of its affiliates has acquired, or executed agreements to acquire, six financial institutions (or certain of their assets and/or assume certain of their liabilities) having total assets of approximately $5.9 billion, total loans of approximately $1.2 billion and total deposits of approximately $5.6 billion. The aggregate consideration paid or payable by the Corporation or its affiliates in these six transactions aggregates approximately 1.3 million shares of the Corporation's Common Stock with a market value at the time of issuance of approximately $49.3 million, and approximately $515.9 million of cash. These six transactions serve to further the Corporation's strategy of expanding and diversifying its customer base in selected markets with favorable prospects for growth. Four of these transactions have been consummated as of the date of this Prospectus Supplement, and as discussed below, two of these transactions are scheduled to be consummated during the first two quarters of 1998 and are subject to certain closing conditions and regulatory approvals.

     On October 15, 1997, the Corporation executed an agreement with Barnett Banks, Inc. to acquire First of America Bank-Florida, FSB for a purchase price of $160 million payable in cash, recognizing related goodwill of approximately $70 million which will be amortized over a twenty-year period on a straight-line basis. Through this acquisition, the Corporation expects to add total assets, loans and deposits of approximately $1.1 billion, $0.8 billion and $0.9 billion, respectively, and 58 branches, primarily on the West Coast of Florida.

     On December 3, 1997, the Corporation, through its subsidiary, SouthTrust Bank, entered into an agreement to assume deposits and acquire certain assets associated with 27 branches of Home Savings of America, FSB, a subsidiary of H.F. Ahmanson & Company, for a deposit premium of approximately $300 million payable in cash. This premium, which is tax deductible, will be amortized over a ten-year period on a straight-line basis. The branches to be acquired are located in various cities and metropolitan areas on the East Coast of Florida, including Boca Raton, Coral Gables, Fort Lauderdale, Hollywood, Miami Beach and South Miami Beach. In connection with the transaction, SouthTrust Bank will assume approximately $3.4 billion in deposits and will acquire cash, the banking premises associated with such branches and a limited amount of loans associated with the deposits. SouthTrust Bank will receive approximately $3.3 billion in cash at closing. This cash may be used to purchase investment securities or short-term investments, reduce short-term borrowings, or increase loans; subject to demand for new loans and depending on prevailing market interest rates for earning assets and interest-bearing liabilities at that time.

     The Corporation's headquarters are located at 420 North 20th Street, Birmingham, Alabama 35203 and its telephone number is (205) 254-5000.

                            RECENT FINANCIAL RESULTS

     The Corporation announced its results of operations and financial condition for the year ended December 31, 1997 in a press release dated January 12, 1998. This press release was filed as an exhibit to the Corporation's Current Report on Form 8-K dated January 12, 1998, and is incorporated herein by reference. The following numbers are currently unaudited.

     Net income for 1997 totaled $306.7 million, an increase of 20% over the $254.7 million reported for the year ended December 31, 1996, resulting in returns on average assets and average stockholders' equity of 1.08% and 15.72%, respectively. Diluted net income per share for the year ended December 31, 1997 was $3.05 versus $2.69 for the year ended December 31, 1996, an increase of 13%. The taxable equivalent net interest margin was 3.94% for the year ended December 31, 1997 compared to 4.03% for the comparable period in 1996.

     Total assets increased 18%, reaching a level of $30.9 billion as of December 31, 1997, compared to the December 31, 1996 level of $26.2 billion. Loans, net of unearned income at December 31, 1997 totaled $22.5 billion, an increase of 16% over the 1996 year-end total. Deposits were $19.6 billion at year-end 1997, an increase of $2.3 billion or 13% from the 1996 year-end level of $17.3 billion. Stockholders' equity increased to $2.2 billion as of December 31, 1997, reflecting a 26% increase over the December 31, 1996 total of $1.7 billion.

     Non-performing assets at December 31, 1997 were $180.4 million or 0.80% of net loans and other real estate owned, compared to $139.0 million and 0.72%, respectively, at December 31, 1996. The allowance for loan losses increased $45.6 million or 17% during 1997 to $315.5 million at December 31, 1997. The allowance as a percentage of year-end net loans remained unchanged at 1.40% for both the 1996 and 1997 year-end periods.

                                USE OF PROCEEDS

     The Corporation intends to use the net proceeds from the sale of the shares of Common Stock offered hereby primarily for general corporate and working capital purposes, including funding investments in, or extensions of credit to, its banking and nonbanking subsidiaries. In addition, some portion of the net proceeds of the Offering may be used to fund the pending acquisitions discussed above. Depending on market conditions, the type of acquisition opportunities presented to the Corporation and other factors, some portion of such net proceeds may be used to fund the acquisition of other financial institutions. Pending such use, the Corporation may temporarily invest the net proceeds in investment grade securities. The precise amounts and the timing of the application of proceeds will depend upon the funding requirements of the Corporation and its subsidiaries as well as the availability of other funds.

                                 CAPITALIZATION

     The following table sets forth the actual consolidated capitalization of the Corporation and its subsidiaries as of September 30, 1997 and as adjusted at that date to give effect to the issuance by the Corporation of 2,593,800 shares of Common Stock pursuant to the Corporation's Prospectus Supplement dated October 9, 1997. Such shares of Common Stock were offered to the public at a price of $51.00 per share and the Corporation received net proceeds from the offering of $49.35 per share, or a total of $128,004,030. The as adjusted column also reflects the issuance by the Corporation of the 4,000,000 shares of Common Stock offered hereby and the related expenses.

                                                                 SEPTEMBER 30, 1997
                                                              -------------------------
                                                                ACTUAL      AS ADJUSTED
                                                              ----------    -----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)
LONG-TERM DEBT
Subordinated:
  8 5/8% Subordinated Notes due May 15, 2004................  $  100,000    $  100,000
  7% Debentures due May 15, 2003............................     100,000       100,000
  7 5/8% Subordinated Notes due May 1, 2004.................     100,000       100,000
  9.95% Subordinated Capital Notes due June 1, 1999.........      75,000        75,000
  7.74% Subordinated Notes due May 15, 2025.................      50,000        50,000
  7.69% Subordinated Notes due May 15, 2025.................     100,000       100,000
  7.00% Subordinated Notes due November 15, 2008............     200,000       200,000
                                                              ----------    ----------
  Total subordinated........................................     725,000       725,000
Other:
  Bank Notes................................................     250,000       250,000
  Other.....................................................       6,893         6,893
                                                              ----------    ----------
  Total other...............................................     256,893       256,893
                                                              ----------    ----------
          Total long-term debt..............................     981,893       981,893
                                                              ----------    ----------
STOCKHOLDERS' EQUITY
  Common Stock, par value $2.50 per share; 300,000,000
     shares authorized; 100,451,728 shares issued and
     107,045,528 shares issued as adjusted..................     251,129       267,614
  Capital surplus...........................................     491,986       817,085
  Retained earnings.........................................   1,264,581     1,264,581
  Unrealized gain on securities available for sale..........      18,288        18,288
  Treasury stock at cost (658,115 shares)...................     (10,905)      (10,905)
                                                              ----------    ----------
          Total stockholders' equity........................   2,015,079     2,356,663
                                                              ----------    ----------
          Total long-term debt and stockholders' equity.....  $2,996,972    $3,338,556
                                                              ==========    ==========

                           MARKET PRICE AND DIVIDENDS

     The Common Stock of the Corporation is quoted on Nasdaq under the symbol SOTR. As of January 21, 1998, the Corporation had approximately 14,999 holders of record of its Common Stock. The following table sets forth the high and low closing price per share of the Common Stock as reported by Nasdaq and the per share dividends declared by the Corporation for the quarters indicated. On January 22, 1998, the last reported sale price of the Common Stock as reported by Nasdaq was $55 1/8.

                                                                PRICE*           PER SHARE
                                                          -------------------    DIVIDENDS
                                                            HIGH        LOW      DECLARED
                                                          --------    -------    ---------
1996:
  First Quarter.......................................      27 7/8     25 1/4       0.22
  Second Quarter......................................      28 1/2     26 7/8       0.22
  Third Quarter.......................................      31 3/4     26 1/2       0.22
  Fourth Quarter......................................      36 1/8     30 7/8       0.22
1997:
  First Quarter.......................................      41 5/8     34 1/2       0.25
  Second Quarter......................................      42         35 7/8       0.25
  Third Quarter.......................................      50 15/16   39 3/8       0.25
  Fourth Quarter......................................      63 7/16    47 1/2       0.25
1998:
  First Quarter (through January 22, 1998)............      63 1/4     55 1/8         --

---------------

* The information listed above was obtained from the National Association of Securities Dealers, Inc., and reflects interdealer prices, without retail markup, markdown or commissions, and may not represent actual transactions.

     Dividends paid by the Corporation on its Common Stock are at the discretion of the Board of Directors and are affected by certain legal restrictions on the payment of dividends as described below, the Corporation's earnings and financial condition and other relevant factors. The Corporation has increased the dividend paid on its Common Stock for 27 consecutive years. The current policy of the Corporation is to pay dividends on a quarterly basis. Subject to an evaluation of its earnings and financial condition and other factors, including the legal restrictions on the payment of dividends as described below, the Corporation anticipates that it will continue to pay regular quarterly dividends with respect to the Common Stock.

     There are certain limitations on the payment of dividends to the Corporation by its bank subsidiary. As a national banking association, the amount of dividends that the Corporation's subsidiary bank may declare in one year, without approval of the Office of the Comptroller of the Currency (the "Comptroller"), is the sum of the bank's net profits for that year and its retained net profits for the preceding two years. Under rules promulgated by the Comptroller, the calculation of net profits is more restrictive under certain circumstances. Under the foregoing laws and regulations, at September 30, 1997, approximately $403.9 million was available for payment of dividends to the Corporation by its bank subsidiary.

                            SELECTED FINANCIAL DATA

     The following selected financial data are derived from the consolidated financial statements of the Corporation. This information should be read in conjunction with, and is qualified by reference to, the more detailed information contained in the Consolidated Financial Statements of the Corporation and Notes thereto included in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, which are incorporated herein by reference. The results of operations for the nine months ended September 30, 1997 and 1996 are not audited but, in the opinion of management, include all adjustments necessary for a fair presentation of the results of operations for such periods. The results for the nine months ended September 30, 1997, including net interest margin and rate of return ratios which are stated on an annualized basis, are not necessarily indicative of the results that may be expected for the full year or any other interim period.

                                               NINE MONTHS
                                           ENDED SEPTEMBER 30,                 YEARS ENDED DECEMBER 31,
                                           -------------------   ----------------------------------------------------
                                             1997       1996       1996       1995       1994       1993       1992
                                           --------   --------   --------   --------   --------   --------   --------
                                               (UNAUDITED)
SUMMARIZED INCOME STATEMENT (IN
  THOUSANDS):
  Net interest income....................  $772,375   $630,001   $866,026   $693,200   $607,545   $529,808   $445,150
  Provision for loan losses..............    68,879     62,830     90,027     61,286     44,984     45,032     43,305
  Non-interest income....................   195,820    185,578    254,809    208,664    184,778    174,702    136,683
  Non-interest expense...................   549,186    471,732    643,298    536,534    485,999    434,951    373,636
  Income tax expense.....................   125,375     94,732    132,807    105,039     88,338     73,992     50,646
  Net income.............................   224,755    186,285    254,703    199,005    173,002    150,535    114,246
PER SHARE DATA:
  Net income.............................  $   2.25   $   1.98   $   2.69   $   2.36   $   2.15   $   1.94   $   1.66
  Cash dividends declared................      0.75       0.66       0.88       0.80       0.68       0.60       0.52
  Stockholders' equity at period end.....     20.19      17.47      18.05      16.28      13.94      13.25      11.55
END OF PERIOD TOTALS (IN MILLIONS):
  Loans, net of unearned income..........  $ 21,668   $ 18,058   $ 19,331   $ 14,655   $ 12,122   $  9,448   $  7,547
  Total securities.......................     5,769      4,604      4,816      4,200      3,953      3,733      3,756
  Total assets...........................    29,764     24,776     26,223     20,787     17,632     14,708     12,714
  Deposits...............................    19,011     16,625     17,306     14,575     12,801     11,515     10,082
  Long-term debt.........................       982        784        983        535        389        324        238
  Stockholders' equity...................     2,015      1,678      1,735      1,431      1,135      1,052        860
  Common shares outstanding (in
    thousands)...........................    99,794     96,052     96,139     87,904     81,426     79,401     74,477
SELECTED FINANCIAL RATIOS(1):
  Return on average total assets.........      1.07%      1.10%      1.09%      1.05%      1.09%      1.10%      1.04%
  Return on average stockholders'
    equity...............................     15.91      15.89      15.92      15.79      15.86      15.84      15.66
  Net interest margin -- taxable
    equivalent...........................      3.96       4.03       4.03       4.01       4.23       4.35       4.61
  Efficiency ratio.......................     56.36      57.21      56.86      58.57      60.15      60.28      62.19
  Non-interest expense as % of average
    total assets.........................      2.62       2.78       2.76       2.83       3.05       3.19       3.39
  Nonperforming assets as % of net loans
    and other real estate owned..........      0.81       0.79       0.72       0.83       0.84       1.19       1.69
  Nonperforming loans as % of net
    loans................................      0.53       0.55       0.44       0.52       0.44       0.71       0.96
  Allowance for loan losses as % of net
    loans................................      1.43       1.40       1.40       1.41       1.42       1.43       1.38
  Allowance for loan losses as % of
    nonperforming loans..................    268.38     256.17     317.57     271.88     324.55     200.70     143.35
  Net charge-offs as % of average net
    loans................................      0.23       0.29       0.28       0.22       0.19       0.29       0.49
  Stockholders' equity to assets.........      6.77       6.77       6.62       6.88       6.44       7.15       6.77
REGULATORY CAPITAL RATIOS(2):
  Tier I risk-based capital..............      7.37%      7.57%      7.34%      7.76%      7.68%      8.55%      8.67%
  Total risk-based capital...............     11.38      11.23      11.81      12.21      11.71      12.39      12.18
  Leverage ratio.........................      6.14       6.37       6.21       6.35       6.10       6.51       6.48

---------------

(1) Interim period ratios are annualized where appropriate.
(2) Calculated under the risk-based and leverage capital guidelines of the Federal Reserve Board applicable to bank holding companies. Under these guidelines, regulatory required minimums are 4% and 8% for Tier I and Total Capital ratios, respectively. The leverage ratio must be maintained at a level generally considered to be in excess of 4% to 5%.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following should be read in conjunction with the financial statements and the detailed financial information, including the related management's discussion and analysis, contained in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1996 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 which are incorporated by reference in this Prospectus Supplement.

EARNINGS SUMMARY

     For the nine months ended September 30, 1997, net income was $224.8 million or $2.25 per share, compared to $186.3 million or $1.98 per share for the nine months ended September 30, 1996. Net income for the nine months ended September 30, 1997 resulted in returns on average total assets and average stockholders' equity of 1.07% and 15.91%, respectively.

     Net Interest Income. Net interest income is the difference between interest income and interest expense and is the major component of net income of the Corporation. For purposes of this discussion, income that is either exempt from federal income taxes or taxed at a preferential rate has been adjusted to fully taxable equivalent amounts, using a statutory federal tax rate of 35%.

     Interest yields, net interest margins and net interest spreads are calculated using the underlying earning assets' cost basis.

     Net interest income for the nine months ended September 30, 1997 was $780.0 million, an increase of $140.9 million or 22% from $639.1 million for the nine months ended September 30, 1996. During the year, total interest income increased $329.3 million or 25% to $1,650.7 million in the nine months ended September 30, 1997 compared to the comparable period in 1996. These increases are primarily attributable to an increase in loans, net of unearned income, of approximately $3.6 billion at September 30, 1997, compared to September 30, 1996.

     Total interest expense increased $188.4 million or 28% for the nine months ended September 30, 1997 to $870.7 million. This increase reflects an increase in the level of average interest-bearing liabilities of 28% to $23,559.3 million as of September 30, 1997. The average rate paid on interest-bearing liabilities increased one basis point to 4.94% for the nine months ended September 30, 1997 compared to the comparable period in 1996.

     The taxable equivalent net interest margin was 3.96% for the first nine months of 1997 compared to 4.03% for the first nine months of 1996. The taxable equivalent net interest spreads for the first nine months in 1997 and 1996 were 3.44% and 3.40%, respectively. The net interest spread is affected by competitive pressures, Federal Reserve Bank monetary policies and the composition of interest-earning assets and interest-bearing liabilities, including the interest component of the Corporation's funding activity.

     Provision For Loan Losses. The provision for loan losses for the nine months ended September 30, 1997 was $68.9 million, an increase of $6.1 million over the level of $62.8 million during the first nine months of 1996. This increase was the result of overall growth in the loan portfolio. For the first nine months of 1997, net charge-offs totaled $34.8 million or 0.23% of average net loans. During the first nine months of 1996, net charge-offs were $35.2 million or 0.29% of average net loans.

     Non-Interest Income. For the nine months ended September 30, 1997, total non-interest income increased $10.2 million or 6% to $195.8 million. During the period, service charges on deposit accounts increased $14.8 million or 19% to $94.3 million. Mortgage banking fees were $20.0 million, a decrease of $10.8 million or 35% from 1996. Trust fees increased 13% to $17.9 million, bank card fees increased $0.7 million or 5% to $17.1 million, other fee income increased $4.4 million or 16% to $31.4 million, and other non-interest income decreased 15% to $13.6 million. Included in other non-interest income during the first nine months of 1996 were gains from the sale of certain commercial and commercial real estate loans totaling $5.6 million.

     There were no other significant non-recurring non-interest income items during the nine month periods ended September 30, 1997 and September 30, 1996.

     Non-Interest Expense. Total non-interest expense for the nine months ended September 30, 1997 was $549.2 million, an increase of $77.5 million or 16% over the first nine months of 1996. The ratio of non-interest expense to average total assets for the first nine months of 1997 was 2.62% compared to 2.78% in the first nine months of 1996.

     Salaries and employee benefits accounted for the largest portion of total non-interest expense as well as the largest portion of the increase. Salaries and employee benefits expense increased $56.5 million or 23% to $298.1 million for 1997. The number of full time equivalent employees increased approximately 14% from September 30, 1996 to approximately 10,000 at September 30, 1997. Net occupancy expense increased $6.3 million or 17% for the year, primarily as a result of the growth in the number of banking offices to over 530 at September 30, 1997 from 505 at September 30, 1996. Equipment expense increased $6.3 million or 24% to $33.0 million for the nine month period ended September 30, 1997. All other non-interest expense items totaled $174.5 million for the nine month period ended September 30, 1997, reflecting an increase of 5% over the comparable period in 1996. Included in other expenses during the 1996 nine month period were deposit insurance expenses totaling $20.5 million, which included a special assessment of $14.0 million related to recapitalization of the Savings Association Insurance Fund. There were no other significant non-recurring non-interest expense items recorded in the nine month periods ended September 30, 1997 or September 30, 1996.

     Income tax expense for the 1997 nine month period was $125.4 million for an effective rate of 35.8% compared to $94.7 million or an effective rate of 33.7% in the 1996 nine month period. The statutory federal income tax rate was 35% in 1997 and 1996. The 1996 effective tax rate was lower than the 1997 rate primarily due to the reversal of approximately $4.5 million of accrued tax that will not be paid as a result of legislation enacted during the third quarter of 1996 which rescinded a previous law requiring the recapture of certain bad debt deductions previously deducted by thrift institutions upon their conversion from a thrift charter to a bank charter.

SUMMARY OF FINANCIAL CONDITION

     Total assets at September 30, 1997 were $29.8 billion, representing an increase of $5.0 billion or 20% from September 30, 1996. At December 31, 1996, total assets were $26.2 billion. During the nine month period ended September 30, 1997, $1.5 billion in assets were added through the acquisition of four financial institutions. The remaining increase in total assets resulted from internally generated growth. Average total assets for the first nine months of 1997 were $28.0 billion compared to $22.7 billion for the comparable period in 1996.

     Year-to-date average earning assets at September 30, 1997 were $26.3 billion, representing an increase of 24% over the September 30, 1996 level of $21.2 billion. Average interest-bearing liabilities through September 30, 1997 were $25.7 billion, up 24% over the September 30, 1996 level of $20.7 billion.

     Loans. Loans, net of unearned income at September 30, 1997 totaled $21,667.8 million compared to $19,331.1 million at December 31, 1996.

     The following table presents loans by type and percent of total at the end of the periods presented.

                                   SEPTEMBER 30, 1997      DECEMBER 31, 1996     DECEMBER 31, 1995
                                   -------------------     -----------------     -----------------
                                     AMOUNT       %         AMOUNT       %        AMOUNT       %
                                   ----------   ------     ---------   -----     ---------   -----
                                                            (IN MILLIONS)
Commercial, financial and
  agricultural..................    $ 6,971.4     32.0%    $ 6,847.5    35.2%    $ 5,965.9    40.4%
Real estate construction........      2,539.6     11.6       1,930.6     9.9       1,245.8     8.4
Commercial real estate
  mortgage......................      3,516.3     16.1       3,008.9    15.5       2,264.7    15.4
Residential real estate
  mortgage......................      5,593.2     25.6       4,687.5    24.0       3,221.4    21.8
                                    ---------    -----     ---------   -----     ---------   -----
  Total real estate loans.......     11,649.1     53.3       9,627.0    49.4       6,731.9    45.6
Loans to individuals............      3,196.2     14.7       2,992.1    15.4       2,059.3    14.0
                                    ---------              ---------             ---------
                                     21,816.7    100.0      19,466.6   100.0      14,757.1   100.0
                                                 -----                 -----                 -----
Unearned income.................       (148.9)                (135.5)               (101.9)
                                    ---------              ---------             ---------
Loans, net of unearned income...     21,667.8               19,331.1              14,655.2
  Allowance for loan losses.....       (310.7)                (269.9)               (206.6)
                                    ---------              ---------             ---------
  Net loans.....................    $21,357.1              $19,061.2             $14,448.6
                                    =========              =========             =========

     Non-Performing Assets. Non-performing assets at September 30, 1997 were $175.9 million or 0.81% of net loans and other real estate owned, representing an increase of $36.9 million from the December 31, 1996 level of $139.0 million. Included in non-performing assets at September 30, 1997 were $115.2 million of loans on non-accrual status, $60.1 million of other real estate owned and other repossessed assets, and $0.6 million of restructured loans. Loans 90 days past due and accruing were $50.9 million at September 30, 1997 compared to $40.4 million at December 31, 1996.

     Allowance for Loan Losses. The allowance for loan losses at September 30, 1997 was $310.7 million or 1.43% of net loans compared to $269.9 million or 1.40% at December 31, 1996. While deterioration of the economy or rising interest rates could have a near-term effect on the Corporation's earnings, management has taken into consideration present and expected economic conditions, the level of risk in the portfolio, the level of non-performing assets, potential problem loans, and delinquencies in assessing the allowance for loan losses and considers the allowance for loan losses to be adequate.

     Held-to-maturity and Available-for-sale Securities. At September 30, 1997, total securities were $5,768.9 million. Held-to-maturity securities amounted to $2,419.1 million and securities classified as available-for-sale amounted to $3,349.8 million.

     Held-to-maturity securities increased 24% from the year-end 1996 level to $2,419.1 million, and included U.S. Treasury securities of $1.5 million, U.S. Government agency securities of $1,680.2 million, collateralized mortgage obligations (CMOs) and other mortgage-backed securities of $521.7 million, state, county and municipal securities of $180.0 million and other securities of $35.7 million.

     Available-for-sale securities included U.S. Treasury securities of $217.8 million, U.S. Government agency securities of $809.3 million, CMOs and other mortgage backed securities of $2,000.7 million, state, county and municipal securities of $4.4 million and other securities of $317.6 million.

     At September 30, 1997, the Corporation's investment portfolio included $879.7 million in CMOs. CMOs present some degree of risk that the mortgages collateralizing them may be prepaid, thereby affecting the yield of the securities and their carrying amounts. Such an occurrence is most likely in periods of declining interest rates when many borrowers refinance their mortgages, creating prepayments on their existing mortgages.

     The Company's investment in structured notes and derivative investment securities is nominal and would not have a significant effect on the Company's net interest margin.

     The amortized cost and approximate fair value of the Corporation's held-to-maturity and available-for-sale securities at September 30, 1997 and September 30, 1996 are as follows:

                                 SEPTEMBER 30,                   YEARS ENDED DECEMBER 31,
                             ---------------------    ----------------------------------------------
                                     1997                     1996                     1995
                             ---------------------    ---------------------    ---------------------
                             AMORTIZED      FAIR      AMORTIZED      FAIR      AMORTIZED      FAIR
                               COST        VALUE        COST        VALUE        COST        VALUE
                             ---------    --------    ---------    --------    ---------    --------
                                                          (IN MILLIONS)
Held-to-maturity
  securities...............  $2,419.1     $2,452.0    $1,956.6     $1,979.1    $1,585.6     $1,619.1
Available-for-sale
  securities...............   3,320.8      3,349.8     2,871.0      2,859.0     2,630.4      2,614.8
                             --------     --------    --------     --------    --------     --------
  Total....................  $5,739.9     $5,801.8    $4,827.6     $4,838.1    $4,216.0     $4,233.9
                             ========     ========    ========     ========    ========     ========

     Short-Term Investments. Short-term investments at September 30, 1997 totaled $461.7 million, reflecting an increase of $236.2 million from the December 31, 1996 level of $225.5 million. At September 30, 1997, short-term investments consisted of $72.1 million in federal funds sold and securities purchased under resale agreements, $19.6 million in time deposits with other banks and $370.1 million in assets held for sale. Assets held for sale consisted of $333.7 million in mortgage loans in the process of being securitized and sold to third party investors and $36.3 million in securities held for trading purposes. Mortgage loans held for sale are carried at the lower of cost or fair value. Trading account securities are carried at fair value with unrealized gains and losses recognized in net income.

     The Corporation's Asset/Liability Management Committee monitors current and future expected economic conditions, as well as the Corporation's liquidity position in determining desired balances of short-term investments and alternative uses of such funds.

     Other Assets. Other assets at September 30, 1997 were $1,339.9 million compared to $1,217.7 million at December 31, 1996. At September 30, 1997, other assets included premises and equipment of $575.0 million, due from customers on acceptances of $9.3 million, other real estate owned and other repossessed assets of $60.1 million, mortgage servicing rights of $35.6 million, other intangible assets of $234.0 million and other non-earning assets of $425.9 million.

     Cash and due from banks was $836.7 million at September 30, 1997, a decrease of $66.4 million from $903.1 million at December 31, 1996.

FUNDING

     The Corporation's funding sources can be divided into four broad categories: deposits, short-term borrowings, Federal Home Loan Bank advances and long-term debt.

     Deposits. Deposits are the Corporation's primary source of funding. Total deposits at September 30, 1997 were $19,010.9 million, up 10% from the December 31, 1996 level of $17,305.5 million. At September 30, 1997, total deposits included interest-bearing deposits of $16,890.2 million and other deposits of $2,120.7 million.

     Core deposits, defined as demand deposits and time deposits less than $100,000, totaled $16,345.1 million or 86.0% of total deposits at September 30, 1997. This compares to core deposits of $14,954.3 million or 86.4% of total deposits at December 31, 1996.

     Short-Term Borrowings. Short-term borrowings at September 30, 1997 were $4,779.1 million and included federal funds purchased of $2,233.9 million, securities sold under agreements to repurchase of $1,399.4 million and other borrowed funds of $1,145.8 million. At September 30, 1997, total short-term borrow.ings were 16.1% of total liabilities and stockholders' equity. This compares to total short-term borrowings of $4,071.0 million or 15.5% of total liabilities and stockholders' equity at December 31, 1996.

     Federal Home Loan Bank Advances.  The Company uses Federal Home Loan Bank
(FHLB) advances as an alternative to increasing its liability in certificates of deposits or other deposit programs with similar maturities. These advances generally offer more attractive rates when compared to other mid-term financing options. FHLB advances totaled $2,532.4 million at September 30, 1997. The current quarter end balance increased $788.2 million or 45% from the level outstanding at December 31, 1996.

     Long-Term Debt. At September 30, 1997, total long-term debt was $981.9 million representing a decrease of $1.3 million, resulting from repayments, from the December 31, 1996 level of $983.2 million.

During the first nine months of 1997, the Corporation and its subsidiary bank issued no additional long-term debt.

CAPITAL

     At September 30, 1997, total stockholders' equity was $2,015.1 million or 6.8% of total assets compared to $1,734.9 million or 6.6% at December 31, 1996. During the first nine months net income added $224.8 million to capital. Sales of Common Stock through the Corporation's Dividend Reinvestment Plan and various stock purchase and stock option plans of the Corporation for an aggregate issuance price of $7.9 million resulted in the issuance of 317,918 additional shares. The Corporation issued 57,653 shares through its Long-Term Incentive Plan, adding $1.4 million to equity. An offering of 2,023,012 shares of Common Stock increased equity by $72.1 million. Equity added in business combinations increased equity by $23.4 million or 1,270,031 shares of Common Stock. Treasury stock purchases for 13,807 shares of Common Stock reduced equity by $0.5 million. Dividends declared during the period were $0.75 per share and aggregated $74.6 million. The net unrealized gain on securities available for sale increased $25.8 million from the $7.5 million unrealized loss at December 31, 1996 to $18.3 million at September 30, 1997.

     Pursuant to a Prospectus Supplement dated October 9, 1997, the Corporation completed an offering of 2,593,800 shares of Common Stock, increasing equity by $128.0 million in the fourth quarter of 1997.

     The Corporation is subject to the capital adequacy guidelines adopted by the Federal Reserve Board, which is the regulatory agency that governs bank holding companies. The Corporation's capital ratios and those of the subsidiary bank are in excess of these regulatory requirements and management expects that these ratios will continue to be maintained well above the minimum levels required by the regulators.

     At September 30, 1997 the Corporation had a total risk-based capital ratio of 11.38%, consisting of a Tier I capital ratio of 7.37% and supplemental capital elements of 4.01%. The leverage ratio was 6.14%.

COMMITMENTS

     The Corporation's subsidiary bank had standby letters of credit outstanding of approximately $605.6 million at September 30, 1997 and $595.1 million at December 31, 1996. The Corporation's subsidiary bank had outstanding commitments to extend credit of approximately $6,748.3 million at September 30, 1997 and $6,319.9 million at December 31, 1996. The Corporation's policies as to collateral and assumption of credit risk for off-balance sheet commitments are essentially the same as those for extension of credit to its customers. Presently the Corporation has no commitments for significant capital expenditures.

     The Corporation's subsidiaries regularly originate and sell loans, consisting primarily of mortgage loans sold to third party investors, which contain various recourse provisions to the seller. Losses historically realized through the repurchase or other satisfaction of these recourse provisions are insignificant. The total amount of loans outstanding subject to recourse was $1,152.3 million at September 30, 1997 and $1,163.6 million at December 31, 1996. Under terms of the recourse agreements, the Corporation would be required to repurchase certain loans if they become non-performing. All such loans sold had a loan-to-collateral ratio of 80% or less, or mortgage insurance to cover losses up to 80% of the collateral value, at the times the various loans were originated. The underlying collateral to these mortgages are generally one-to-four family residential properties. Potential losses under these recourse agreements are affected by the collateral value of the particular loans involved. Estimates of losses are recognized when the mortgages are sold.

INTEREST RATE RISK MANAGEMENT

     The Corporation's asset/liability strategies are designed to optimize net interest income while minimizing fluctuations caused by changes in the interest rate environment. To achieve this, the Corporation uses various modeling techniques to simulate interest rate stress on interest-earning assets and interest-bearing liabilities that will reprice during the next year. Important elements of these modeling techniques include the mix of floating versus fixed rate assets and liabilities, and the scheduled, as well as expected, repricing and maturing volumes and rates of the existing balance sheet.

     In conjunction with the Corporation's asset/liability management strategies, the Corporation utilizes interest rate swap agreements ("Swaps") to hedge certain longer-term liabilities, converting the effective rate paid on the hedged liabilities to a floating rate from a fixed rate. All Swaps employed by the Corporation represent end-user activities designed as hedges and, accordingly, fluctuations in the fair values of such contracts are not included in the results of operations. At September 30, 1997, the contractual maturities of Swaps ranged from September 1998 to June 2009 with aggregated notional amounts of $945.0 million.

CONTINGENCIES

     Certain of the Corporation's subsidiaries are defendants in various proceedings arising in the normal course of business. These claims relate to the lending and investment advisory services provided by the Corporation and include alleged compensatory and punitive damages.

     In addition, subsidiaries of the Corporation have been named as defendants in suits that allege fraudulent, deceptive or collusive practices in connection with certain financing activities. Some of these suits are filed as class actions. These suits are typical of complaints that have been filed in recent years challenging financial transactions between plaintiffs and various financial institutions. The complaints in such cases frequently seek punitive damages in transactions involving fairly small amounts of actual damages, and in recent years, have resulted in large punitive damage awards to plaintiffs.

     Although it is not possible to determine, with any certainty at this point in time, the potential exposure related to punitive damages in connection with these suits, the Corporation, in the opinion of management, and based upon consultation with legal counsel, believes that the ultimate resolutions of these proceedings will not have a material adverse effect on the Corporation's financial statements.

                       TAXATION OF NON-U.S. STOCKHOLDERS

     The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and certain other foreign stockholders (collectively, "Non-U.S. stockholders") are extensive and complex. Set forth below is a summary of only some of the salient provisions of such rules. PROSPECTIVE NON-U.S. STOCKHOLDERS ARE ADVISED TO CONSULT WITH THEIR OWN TAX ADVISORS TO DETERMINE THE IMPACT OF FEDERAL, STATE, FOREIGN AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN THE COMMON STOCK, INCLUDING ANY REPORTING REQUIREMENTS.

     Distributions to Non-U.S. stockholders with respect to the Common Stock will be treated as dividends to the extent that they are made out of current or accumulated earnings and profits of the Corporation. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces that tax. However, if income from the investment in the Common Stock is treated as effectively connected with the Non-U.S. stockholder's conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to U.S. federal income tax at graduated rates in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. stockholder that is a non-U.S. corporation). The Corporation expects to withhold U.S. federal income tax at the rate of 30% on the gross amount of any such distributions made to a Non-U.S. stockholder unless
(i) a lower treaty rate applies and any required form evidencing eligibility for that reduced rate is filed with the Corporation or (ii) the Non-U.S. stockholder files an IRS Form 4224 with the Corporation claiming that the distribution is effectively connected income. The United States Treasury Department has issued regulations regarding the withholding rules as applied to Non-U.S. stockholders that unify current certification procedures and forms and unify reliance standards but generally do not substantially alter the current system of withholding compliance. These regulations will be generally effective with respect to distributions made after December 31, 1998, subject to certain transition rules.

     Distributions in excess of current and accumulated earnings and profits of the Corporation will not be taxable to a Non-U.S. stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's Common Stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. stockholder's Common Stock, such distributions will give rise to U.S. federal income tax liability if the Non-U.S. stockholder would otherwise be subject to U.S. federal income tax on any gain from the sale or disposition of the Common Stock. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. Amounts so withheld are refundable to the extent it is determined subsequently that such distribution was, in fact, in excess of current and accumulated earnings and profits of the Corporation.

     Gain realized by a Non-U.S. stockholder on the sale, exchange, redemption or other disposition of Common Stock is not subject to U.S. federal income tax unless (1) the gain is effectively connected with a United States trade or business of the Non-U.S. stockholder, in which case the gain is generally subject to graduated U.S. federal income tax, (2) in the case of a Non-U.S. stockholder who is a non-resident alien individual, the individual is present in the United States for 183 days or more during the year of disposition and either has a United States tax home or the gain is attributable to an office or other fixed place of business maintained by the individual within the United States, in which case the gain is subject to 30% U.S. federal income tax, or (3)(a) the Corporation is or has been during certain periods preceding the disposition a "U.S. real property holding corporation" for U.S. federal income tax purposes (which the Corporation does not believe it is or is likely to become) and, (b) assuming that the Common Stock will be "regularly traded on an established securities market" for tax purposes, the Non-U.S. stockholder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding Common Stock of the Corporation.

     On October 6, 1997, the Internal Revenue Service issued final regulations relating to withholding, information reporting and backup withholding that unify current certification procedures and forms and clarify reliance standards (the "Final Regulations"). The Final Regulations generally will be effective with respect to payments made after December 31, 1998. Except as provided below, this section describes rules applicable to payments made on or before December 31, 1998.

     United States backup withholding tax generally will not apply to dividends paid on Common Stock to a Non-U.S. stockholder at an address outside the United States. The Corporation must report annually to the Internal Revenue Service and to each Non-U.S. stockholder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. stockholder's country of residence.

     Upon the sale or other taxable disposition of Common Stock by a Non-U.S. stockholder to or through a United States office of a broker, the broker must backup withhold at a rate of 31% and report the sale to the Internal Revenue Service, unless the holder certifies its Non-U.S. status under penalties of perjury or otherwise establishes an exemption. Upon the sale or other taxable disposition of Common Stock by a Non-U.S. stockholder to or through the foreign office of a United States broker, or a foreign broker with certain types of relationships to the United States, the broker must report the sale to the Internal Revenue Service (but not backup withhold), unless the broker has documentary evidence in its files that the seller is a Non-U.S. stockholder and/or certain other conditions are met, or the holder otherwise establishes an exemption.

     Amounts withheld under the backup withholding rules generally are allowable as a credit against such Non-U.S. stockholder's U.S. federal income tax liability (if any), which may entitle such Non-U.S. stockholder to a refund, provided that the required information is furnished to the Internal Revenue Service.

     The Final Regulations eliminate the general prior legal presumption that dividends paid to an address in a foreign country are paid to a resident of that country. In addition, the Final Regulations impose certain certification and documentation requirements on Non-U.S. stockholders claiming the benefit of a reduced withholding rate with respect to dividends under a tax treaty or otherwise claiming a reduction of, or exemption from, the withholding obligation described above.

     PROSPECTIVE PURCHASERS OF THE COMMON STOCK ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE EFFECT, IF ANY, OF THE FINAL REGULATIONS ON THEIR PURCHASE, OWNERSHIP AND DISPOSITION OF THE COMMON STOCK.

     Common Stock owned or treated as owned by an individual Non-U.S. stockholder who is not a citizen or resident (as specially defined for U.S. federal estate tax purposes) of the United States at the time of death will be included in such individual's gross estate for the U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the International Underwriting Agreement, the Corporation has agreed to sell to Merrill Lynch International (the "International Underwriter"), and the International Underwriter has agreed to purchase from the Corporation, 800,000 shares of Common Stock.

     The Common Stock will be offered simultaneously in the United States by the U.S. Underwriters, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative (the "Representative"), and abroad by the International Underwriter subject to the terms and conditions set forth in the International Underwriting Agreement between the International Underwriter and the Corporation as described herein. The U.S. Underwriting Agreement and the International Underwriting Agreement are collectively referred to as the "Underwriting Agreements."

     The Corporation has been informed that the Underwriters have entered into an agreement (the "Intersyndicate Agreement") providing for the coordination of their activities. Under the terms of the Intersyndicate Agreement, the U.S. Underwriters and the International Underwriter are permitted to sell shares of Common Stock to each other for purposes of resale.

     The Underwriters are committed to purchase all of the 4,000,000 shares of Common Stock offered hereby if any are purchased; provided that the Corporation is not obligated to sell, and the International Underwriter is not obligated to purchase, any of the 800,000 shares being sold pursuant to the International Underwriting Agreement unless all of the 3,200,000 shares being sold pursuant to the U.S. Underwriting Agreement are contemporaneously purchased by the U.S. Underwriters. Under certain circumstances the commitments of nondefaulting Underwriters may be increased as set forth in the Underwriting Agreements.

     The Corporation has granted the Underwriters an option, exercisable for thirty days after the date of this Prospectus Supplement, to purchase up to an aggregate of 600,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price less the underwriting discount. If the Underwriters exercise this option, each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the number of shares of Common Stock purchased by it in the Offering is of the 4,000,000 shares of Common Stock initially offered hereby. The Underwriters may exercise such option only to cover over-allotments in connection with the sale of the 4,000,000 shares offered hereby.

     The Underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this Prospectus Supplement and to certain dealers at such price less a concession not in excess of $.70 per share. The Underwriters may allow, and such dealers may reallow, a discount not in excess of $.10 per share on sales to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     Certain of the Underwriters, including the Representative, have from time to time performed investment banking services for the Corporation for which they received customary fees.

     The Corporation has agreed that it will not, with certain exceptions, offer, sell or otherwise dispose of any shares of Common Stock, or any securities convertible into, or exchangeable for, Common Stock, for 90 days from the date of this Prospectus Supplement without the prior written consent of the Representative. This prohibition does not apply to shares issued by the Corporation in connection with conversion rights in effect as of the date of the Underwriting Agreement, employee benefit or shareholder plans of the Corporation existing on the date of the Underwriting Agreement, or acquisitions by the Corporation.

     Until the distribution of the Common Stock is completed, rules of the Commission may limit the ability of the Underwriters to bid for and purchase the Common Stock. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Common Stock.

     If the Underwriters create a short position in the Common Stock in connection with the offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus Supplement), they may reduce that short position by purchasing Common Stock in the open market. The Underwriters may also elect to reduce any short position through the exercise of all or part of the over-allotment options described above.

     The Representative may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representative purchases shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, it may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of the Offering.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Corporation nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Common Stock. In addition, neither the Corporation nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     In connection with this Offering, the Underwriters or their respective affiliates and selling group members (if any) who are qualified market makers on Nasdaq may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed (or a related security) to engage in limited market making transactions during the period when Regulation M under the Exchange Act would otherwise prohibit such activity. Rule 103 prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities displayed on Nasdaq by a market maker that is not participating in the distribution. Under Rule 103, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed (or such related security).

     Merrill Lynch International has represented and agreed that (a) it has not offered or sold and, prior to the expiry of six months from the offering, will not offer or sell in the United Kingdom any Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (whether as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulation 1995 or the Financial Services Act 1986 (the "1986 Act"), (b) it has complied and will comply with all applicable provisions of the 1986 Act with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom, and (c) it has only issued or passed on, and will only issue or pass on, in the United Kingdom, any document received by it in connection with the issue of the Common Stock, other than any document which consists of or any part of listing particulars, supplementary listing particulars or any other document required or permitted to be published by listing rules under Part IV or the 1986 Act, to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996 or is a person to whom the document may otherwise lawfully be issued or passed on.

     The Corporation has agreed to indemnify the Underwriters against certain civil liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make in respect thereof.

                                 LEGAL OPINIONS

     The legality of the shares offered hereby will be passed upon for the Corporation by Bradley Arant Rose & White LLP and for the Underwriters by Stroock & Stroock & Lavan LLP. As of December 31, 1997, the partners and associates of Bradley Arant Rose & White LLP beneficially owned approximately 2,035,000 shares of Common Stock of the Corporation.

======================================================
NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE CORPORATION OR THE UNDERWRITERS. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS NOR ANY SALE MADE HEREUNDER AND THEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE CORPORATION SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.
                             ---------------------
                               TABLE OF CONTENTS

                                        PAGE
                                        ----
           PROSPECTUS SUPPLEMENT
SouthTrust Corporation................   S-3
Recent Financial Results..............   S-4
Use of Proceeds.......................   S-4
Capitalization........................   S-5
Market Price and Dividends............   S-6
Selected Financial Data...............   S-7
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   S-8
Taxation of Non-U.S. Stockholders.....  S-14
Underwriting..........................  S-16
Legal Opinions........................  S-18

                 PROSPECTUS
Available Information.................     2
Incorporation of Certain Documents by
  Reference...........................     2
SouthTrust Corporation................     3
Use of Proceeds.......................     4
Regulatory Matters....................     5
Description of Debt Securities........     7
Description of Capital Stock..........    17
Book-Entry Only Issuance of Offered
  Securities..........................    21
Limitations on Issuance of Bearer
  Securities..........................    24
Plan of Distribution..................    25
Legal Opinions........................    26
Experts...............................    26

======================================================
======================================================
                                4,000,000 SHARES

                         (SOUTHTRUST CORPORATION LOGO)

                                  COMMON STOCK
                          (PAR VALUE $2.50 PER SHARE)

                         ------------------------------
                             PROSPECTUS SUPPLEMENT
                         ------------------------------

                          MERRILL LYNCH INTERNATIONAL

                                January 22, 1998
======================================================